

May 30, 2013

Via E-mail
Mr. Jeff J. McCall
Chief Financial Officer
Standard Pacific Corp.
15360 Barranca Parkway
Irvine, CA 92618

     Re: **Standard Pacific Corp.**
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed February 22, 2013
               File No. 1-10959

Dear Mr. McCall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Financial Statements

Note 11 – Income Taxes, page 60

1.   We note you substantially reversed your valuation allowance for deferred tax assets in the fourth quarter of 2012. It appears you did so based on your ability to generate pre-tax income in the five most recent fiscal quarters. Prior to that, we note the last fiscal year you generated pre-tax income was in 2006. Given the modest level of pre-tax income you have recently generated and the relatively short duration of your return to profitability, coupled with the significant uncertainties associated with your industry,

please provide us with a more comprehensive explanation of why you believe it was appropriate to substantially reverse your deferred tax asset valuation allowance in the fourth quarter of 2012.

2.   Please provide us with copies of your detailed forecast information and key assumptions you relied on in your 2012 tax valuation allowance determination. To the extent you applied a sensitivity analysis to your assumptions, please provide us with the details of your sensitivity analysis. Given your significant Section 382 limitations and your history of losing built-in loss deductions, it may also be helpful to provide us with an analysis of the expected timing of your ability to use your deferred tax assets in light of any potential limitations.

3.   Please also provide us with copies of the historical forecast information you used to make your 2011, 2010 and 2009 tax valuation allowance determinations.

4.   Please tell us what consideration you gave to the following in your tax valuation allowance determination:

- The recent tax increases in the State of California and the impact that may have on potential buyers in your largest market.

- The current level of existing home inventories in the foreclosure pipeline and owned by banks.

- The potential for reduced Federal Reserve bond buying activity and the resulting impacts, including potentially higher mortgage rates.

- We note you cite the reduced unemployment rate as a factor you considered in your tax valuation allowance determination. Please tell us what consideration you gave to the reduced labor participation rate, which also impacted the decline in the unemployment rate.

- It appears the average FICO credit rating of your buyers is in excess of 740. Given current loan underwriting standards, it appears to us your population of potential home buyers may be more limited compared to prior years. Please tell us your assumptions regarding the population of potential buyers and your expectations regarding future underwriting standards.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief